

For Immediate Release   Exhibit 99

Contact: Mark H. Collin
             Phone: 603-773-6612
             Fax: 603-773-6605
             Email: collin@unitil.com

Unitil Reports Year-End Earnings

Hampton, NH - February 6, 2004: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced 2003 net income of $7.7 million. Earnings per common share were $1.58 for 2003, reflecting an improvement of $0.35 per share compared with earnings of $1.23 per share in 2002. Results for 2002 include a non-recurring charge of $1.6 million, or $0.20 per share.

"Unitil had an excellent year in 2003," said Unitil Chairman, President and Chief Executive Officer Robert G. Schoenberger. "We significantly increased earnings and strengthened our overall financial position. We made investments in our distribution systems to meet increased customer demand and to improve overall system reliability and we continue to experience strong gas and electric sales growth. Unitil has a sound financial and operational base upon which to grow."

Total electric kilowatt-hour sales (kWh) increased 3.5% in 2003 compared to 2002. Residential kWh sales increased 4.2% and sales to commercial and industrial customers increased 3.1% over prior year. These increases in electric energy sales reflect strong customer growth in all our utility service territories and a gradually improving local business economy.

Total natural gas firm therm sales increased 9.4% in 2003 compared to 2002. Residential gas therm sales increased 10.5% and sales to commercial and industrial customers increased 8.3% over prior year. Gas sales were favorably impacted by the colder winter in the first quarter of 2003 compared to the same period in 2002.

Total revenues were $220.7 million in 2003, an increase of $32.3 million or 17.1% over 2002. Total revenues include the recovery of the cost of sales, which are recorded in Operating Expenses as Purchased Electric & Gas and Conservation & Load Management. The cost of sales component of revenues increased $24.4 million in 2003 compared to 2002. This increase reflects higher wholesale electricity and gas commodity prices coupled with higher electric and gas sales, and increased spending on Conservation & Load Management programs. The Company recovers in its rates the costs of Purchased Electric & Gas and Conservation & Load Management as a pass through to customers at cost and therefore, changes in these components of revenues do not impact net income.

Total sales margin (Revenues less Purchased Electric & Gas and Conservation & Load Management) was $64.7 million in 2003, an increase of $7.8 million or 13.7% compared to 2002.   This improvement in total sales margin reflects the impact of a full year of higher distribution base rates for Unitil's electric and natural gas utility operations as well as higher electric and gas unit sales. In addition, revenues from nonregulated operations showed steady improvement, increasing by 40% to reach over $1.1 million in 2003.

Operation and Maintenance (O&M) expenses increased $2.2 million or 11% in 2003 compared to 2002. This increase reflects higher utility bad debt and other operating and maintenance costs primarily resulting from colder winter weather in the first quarter of 2003, and planned electric and gas distribution system maintenance programs. In addition, higher pension and medical benefit costs, as well as regulatory compliance costs, were other key factors contributing to higher O&M in 2003. These increases were partially offset by operating expense savings achieved as a result of the management reorganization at the beginning of 2003.

Depreciation, Amortization, Taxes and Other increased $5.0 million or 22.5% in 2003 compared to 2002. Depreciation and Amortization increased $3.8 million, due to new higher utility depreciation rates together with an increase in utility plant capital additions. Federal and State income tax expense increased in 2003, reflecting higher pre-tax earnings.

Interest expense is presented in the financial statements net of interest income. Interest Expense, net, increased $474,000 or 6.7% in 2003 compared to last year, primarily reflecting lower interest income as a result of decreased carrying charges on deferred regulatory asset balances and higher average short-term borrowings.

For the fourth quarter of 2003, earnings per share were $0.46, including the effect of a common equity issuance in October 2003.   Earnings per share for the fourth quarter of 2002 were $0.31 per share, and reflected a non-recurring restructuring charge of $0.20 per share. On a comparable basis, results for the fourth quarter of 2003 were negatively impacted by the milder winter weather compared to the same quarter in 2002.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers' preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the years 2003 and 2002, by major customer class.

kWh Sales (000's)	Total Year		
	2003	2002	% Change
Residential	645,711	619,756	4.2%
Commercial/Industrial	1,071,953	1,039,380	3.1%
Total	1,717,664	1,659,136	3.5%

The following table details total kilowatt-hour (kWh) sales of electricity for the fourth quarters of 2003 and 2002, by major customer class.

kWh Sales (000's)	Fourth Quarter		
	2003	2002	% Change
Residential	151,686	152,209	(0.3%)
Commercial/Industrial	256,825	254,169	1.0%
Total	408,511	406,378	0.5%

The following table details total firm therm sales of natural gas for the years 2003 and 2002, by major customer class.

Firm Therm Sales (000's)	Total Year		
	2003	2002	% Change
Residential	12,181	11,022	10.5%
Commercial/Industrial	12,411	11,458	8.3%
Total	24,592	22,480	9.4%

The following table details total firm therm sales of natural gas for the fourth quarters of 2003 and 2002, by major customer class.

Firm Therm Sales (000's)	Fourth Quarter		
	2003	2002	% Change
Residential	2,727	2,985	(8.6%)
Commercial/Industrial	2,963	3,482	(14.9%)
Total	5,690	6,467	(12.0%)

Unitil Corporation

(Amounts In Thousands, except Shares and Per Share Data)

	Three Months Ended December 31,	
Condensed Financial Data	2003	2002
Operating Revenues	$ 53,331	$ 50,573
Purchased Electric & Gas and Conservation & Load Management	37,236	35,241
Operation & Maintenance	5,206	5,349
Restructuring Charge	---	1,598
Depreciation, Amortization, Taxes & Other	6,835	5,294
Operating Income	4,054	3,091
Interest Expense, Net	1,678	1,506
Other	(71)	50
Net Income	2,447	1,535
Preferred Dividends	59	63
Net Income Applicable to Common Stock	$ 2,388	$ 1,472

Earnings per Common Share

Net Income Applicable to Common Stock	$ 0.46	$ 0.31
Non-recurring Item - Restructuring Charge	---	0.20
Earnings Before Non-recurring Item	$ 0.46	$ 0.51
Average Common Shares Outstanding	4,899,488	4,762,166

Unitil Corporation

(Amounts In Thousands, except Shares and Per Share Data)

		Twelve Months Ended December 31,		
Condensed Financial Data		2003		2002
Operating Revenues	$	220,654	$	188,386
Purchased Electric & Gas and Conservation & Load Management		155,926		131,484
Operation & Maintenance		22,167		19,924
Restructuring Charge		---		1,598
Depreciation, Amortization, Taxes & Other		27,112		22,132
Operating Income		15,449		13,248
Interest Expense, Net		7,531		7,057
Other		(40)		103
Net Income		7,958		6,088
Preferred Dividends		236		253
Net Income Applicable to Common Stock	$	7,722	$	5,835

Earnings per Common Share				
Net Income Applicable to Common Stock	$	1.58	$	1.23
Non-recurring Item - Restructuring Charge		---		0.20
Earnings Before Non-recurring Item	$	1.58	$	1.43
Average Common Shares Outstanding		4,899,488		4,762,166

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.